SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

XRG, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE$0.001 PER SHARE

(Title of Class of Securities)

98382P05

(CUSIP Number)

Max Communications, Inc.
Attn: Richard Molinsky
51 Lords Hwy East
Weston,CT 06883
(203) 222-4977

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 27, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

Note:  Schedules  filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*  The  remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934  ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see  the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSONS Max Communications, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 03-0421939
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 5,746,667
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 5,746,667
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,746,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.02%
14	TYPE OF REPORTING PERSON* CO

1	NAME OF REPORTING PERSONS Richard Molinsky I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 5,746,667
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 5,746,667
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,746,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.02%
14	TYPE OF REPORTING PERSON* IN

Item 1.  Security and Issuer.

This statement relates to the Common Stock, par value $.001 per share (the “Common Stock”), of XRG, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 601 Cleveland Street, Suite 501, Clearwater, Florida 33755.

Item 2. Identity and Background.

This statement is being filed by Max Communications, Inc., a Delaware corporation (“Max Communications”) whose business addres is 52 Lords Hwy East, Weston, CT 06883 and Mr. Richard Molinsky.  Max Communications is principally engaged in investing.  Mr. Richard Molinsky is the sole shareholder of Max Communications.

During the past five years, neither Max Communications nor Mr. Molinsky has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On November 27, 2007, Max Communications acquired 5,746,667 shares of the Issuer’s Common Stock in a private transaction from a third party for an aggregate purchase price of approximately $200.

All of the shares covered by this statement were acquired by Max Communications with working capital.

Item 4. Purpose of Transaction.

All XRG, Inc. securities owned by Max Communications, Inc. have been acquired for investment purposes only.  Except as set forth above, neither Max Communications nor Mr. Molinsky has any present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.  Max Communications and Richard Molinsky may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

As of November 27, 2007, Max Communications beneficially owned 5,746,667 shares or 29.02% of the Issuer’s common stock.  Mr. Molinsky, as the sole stockholder and chief executive officer of Max Communications, has the sole power to vote or dispose of all of its shares.

In the sixty days prior to November 27, 2007, the date of the event requiring the filing of this statement, Max Communications did not engage in any transactions involving XRG, Inc. common stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Max Communications, Richard Molinsky and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit 99.1      Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.
MAX COMMUNICATIONS, INC.

December 14, 2007	By:	/s/ Richard Molinsky
Richard Molinsky
President